Exhibit 15.1

March 31, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16F of Form 20-F dated March 31, 2023, of Studio City International Holdings Limited and are in agreement with the statements contained in the third, fourth and fifth paragraphs on page 149 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young

Hong Kong, The People’s Republic of China